

Kaplan & Frank, PLC
Attorneys at Law
www.kaplanfrank.com

RECEIVED
NOV - 4 2011
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

T. Rhys James | Direct Dial: 804.525.1780 | Fax; 804.525.1880 | rjames@kaplanfrank.com

November 2, 2011

VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: ActivCare at Bressi Ranch, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed October 18, 2011
File No. 24-10299

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to comment #7 from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") set forth in its letter to the Company dated October 31, 2011 (the "Comment Letter") with respect to the Company's Amendment No. 3 to Offering Statement on Form 1-A, filed with the Commission on October 18, 2011 ("Amendment No. 3"). The Company intends to respond to the Staff's remaining comments in the Comment Letter pursuant to an Amendment No. 4 to the Company's Offering Statement on Form 1-A and accompanying cover letter.

For convenience of reference, Staff comment # 7 contained in the Comment Letter is reprinted below in italics, and is followed by the corresponding response of the Company.

Exhibits

7. *We note you have removed most of the projections from your prospectus in response to our prior comment and that you have included the Valuation & Information Group studies as exhibits. These studies include projections which are substantially equivalent to the projections you removed in response to our comments. Please advise us whether,*

7 East 2nd Street, Richmond, VA 23224 | P.O. Box 2470, Richmond, VA 23218
Telephone: 804.423.7921 | Facsimile: 804.230.0024

and if so how, you intend to use these studies in your offering. In addition, please advise us how you considered Item 10 of Regulation S-K with respect to the projections contained within these studies, whether provided by management or otherwise. We may have further comment.

Response:

Because the Company refers to both the referenced studies extensively in its descriptions of ActivCare at Bressi Ranch (the "Facility"), the Company intends to distribute these studies in its offering as appendices to the offering circular contained within its offering statement. As stated in the offering circular, the appendices will be delivered to prospective investors concurrently with the offering circular. The Company will present the entirety of the market study and appraisal to prospective investors so they may review the methodology and conclusions of Valuation & Information Group ("VIG"), VIG's qualifications, the limiting conditions and assumptions related to VIG's findings and conclusions, and the context of the information in the two referenced studies.

The Company respectfully disagrees that the projections contained in the referenced studies by VIG are substantially equivalent to the projections removed in response to the Staff's prior comments. VIG's market study contains only very limited projections from the Company's management related to the number of rooms and beds to be contained in the Facility and the rates to be charged. VIG modified these projections against rates charged by and occupancy rates at competitive facilities, and VIG's own analyses of demographics and market conditions and occupancy rates, to project the stabilized occupancy rate and stabilization date for the Facility. However, unlike the projections removed from the offering circular, the market study contains no projections of the Facility's operating budget, the Company's cash flow, or returns to prospective investors.

VIG's appraisal does include management projections of the Facility's operating budget at stabilization as Exhibit E to the appraisal, and VIG makes various references to the projected revenues and expenses of the Facility at stabilization throughout the appraisal. Management does not intend to present this operating budget to investors as its current projected operating budget for the Facility at stabilization and has not referred to the operating budget contained within the appraisal in the offering circular. The projected budget attached to the appraisal is dated January 2010 and was solely intended for VIG's use in generating the appraisal and its own operating budget contained therein (see pg. 103 of the appraisal). The budget at stabilization and related expenses and revenues are analyzed and clearly altered by VIG in creating its own operating budget for valuation purposes, and the Company does not intend to present them outside of this context. Therefore, the Company's management has not considered Item 10 of Regulation S-K with respect to the limited management projections contained in the appraisal.

In addition, the operating budget included as an exhibit to the appraisal is significantly limited in comparison with the projections previously contained within the offering circular because such previous projections included projections of the Company's cash flows, investor cash flows and investor internal rate of return over a 10-year period which are absent from the appraisal. Furthermore, the operating budget contained as an exhibit to VIG's appraisal is solely a snapshot at the time of stabilization, and does not attempt to project growth in revenues or expenses following stabilization or a sales price after 10 years as the removed projections did.

Because VIG is a third party and not the Company's management, the Company did not consider Item 10 of Regulation S-K as it related to VIG's projections of the Company's stabilized operating budget contained in the appraisal. However, we believe that if Item 10 were considered, then VIG's projected stabilized operating budget would have a reasonable basis and be in an appropriate format. The stabilized operating budget is projected in the context of determining the stabilized net operating income for purposes of VIG's use of the income capitalization approach to appraising the Facility at stabilization. Income capitalization is one of three standard methods for appraisal of real estate, the others being the Cost Approach and the Sales Comparison Approach (see pg. 110 of the appraisal), and therefore, the Company believes that the inclusion of the projected budget at stabilized occupancy to be an appropriate format.

The Company also believes VIG's projected budget at stabilized occupancy and related projections have a reasonable basis because they were created by an experienced, licensed appraiser (see the cover pages of the market study and appraisal for a list of the hundreds of senior/assisted living facilities and other related facilities Jean-Pierre LoMonaco, President of VIG, has reviewed). In the appraisal, VIG presents a stabilized pro forma budget on page 103, which it has based upon a stabilized occupancy rate of 94.0% (as drawn from VIG's market study), the Company's projected rates (which VIG considered "reasonable and consistent with the market" on pg. 97 of the appraisal) and its review of the projections of expenses by the Company's management and comparison to competitive facilities in the Facility's area (see pgs. 96 and 101-102 of the appraisal).

The Company respectfully believes that information contained herein is responsive to the Staff's comment #7. If you have any questions or would like further information regarding the Company's response to your Comment Letter, please do not hesitate to contact me at 804-525-1780.

Sincerely,



T. Rhys James

cc: W. Major Chance